PLEDGE AGREEMENT
        For the Benefit of the Contran Deferred Compensation Trust No. 2

     This Pledge Agreement (this "Agreement") is made as of August 25, 2005 between Contran Corporation, a Delaware corporation ("Contran"), and Valhi Holding Company, a Delaware corporation and a subsidiary of Contran ("VHC").

                                    Recitals

     A. Contran and Harold C. Simmons, the chairman of the board of Contran and a resident of Dallas, Texas ("Simmons"), have entered into that certain Amended and Restated 1984 Deferred Compensation Agreement as of January 1, 2004 (Originally Established October 31, 1984) (along with any further amendments, the "Deferred Compensation Agreement"). Pursuant to the Deferred Compensation Agreement, Contran has an obligation to pay Simmons upon the occurrence of certain events (a "Payout Event") the value of Simmons's deferred compensation account established by the Deferred Compensation Agreement, less the value of assets concurrently distributed to him at the time by the trustee of the Amended and Restated Contran Deferred Compensation Trust No. 2 as of January 1, 2004 (the "CDCT No. 2").

     B. On January 1, 2004, Valhi Group, Inc., a Nevada corporation and a subsidiary of Contran ("VGI"), in order to assist Contran in funding it obligations under the Deferred Compensation Agreement, pledged 3.3 million shares (the "Old Shares") of the common stock, par value $0.01 per share ("Valhi Common Stock"), of Valhi, Inc., a Delaware corporation and also a subsidiary of VGI and Contran, registered in the name of VGI to the CDCT No. 2 in consideration of a collateral fee and an indemnity from Contran pursuant to a Pledge Agreement dated January 1, 2004 between Contran and VGI.

     C. On August 25, 2005, VGI contributed the Old Shares to VHC, which contribution was subject to all existing liens.

     D. VHC desires to pledge 3.3 million shares of Valhi Common Stock registered in the name of VHC (the "New Shares") to the CDCT No. 2 under the terms of this Agreement in anticipation of the delivery of the Old Shares to VHC.

                                    Agreement

     In consideration of the mutual premises, representations and covenants herein contained, the parties hereto mutually agree as follows.

     Section 1. The Pledge. VHC agrees to secure Contran's obligations under the Deferred Compensation Agreement by granting to the CDCT No. 2 a security interest in the New Shares and delivering to the CDCT No. 2 stock certificates for the New Shares with applicable stock powers duly executed in blank by VHC, all in a form reasonably satisfactory to the CDCT No. 2. VHC warrants that the New Shares, when delivered to the CDCT No. 2 will be free and clear of all liens, claims and encumbrances whatsoever, except for such liens, claims and encumbrances on the New Shares created by this Agreement. The CDCT No. 2 may at any time following the occurrence and during the continuation of a Payout Event cause any or all of the New Shares to be transferred of record into the name of the CDCT No. 2 or its nominee and exercise any and all rights of a secured party holding a security interest in the New Shares under the uniform commercial code. Prior to the transfer of record of a New Share to the CDCT No. 2 upon a Payout Event, VHC shall retain all rights to vote the New Share and receive dividends on the New Share.

     Section 2. The Pledge Fee. As consideration for pledging the New Shares, Contran shall pay to VHC on March 31, June 30, September 30 and December 31 of each year (if a business day, and if not, on the next successive business day as if made as of the end of such calendar quarter) a fee equal to 0.125% of the value of the New Shares based on the closing sales price per share for shares of Valhi Common Stock on the second to last day of such calendar quarter on which such shares traded as reported by the New York Stock Exchange or such other principal exchange or other market quotation system on which shares of Valhi Common Stock may then trade. The initial fee payable on September 30, 2005 shall be pro rated based on the period from the date of this Agreement to September 30, 2005. Upon the termination of this Agreement, if the termination date is not as of the end of a calendar quarter, Contran shall pay on the termination date to VHC a pro rated fee based on the portion of the calendar quarter that the New Shares were pledged and the closing sales price per share of Valhi Common Stock on the second to last day on which shares of Valhi Common Stock traded prior to the termination date as reported by the New York Stock Exchange or such other principal exchange or other market quotation system on which such shares may then trade.

     Section 3. Indemnity. Contran agrees to indemnify VHC against any loss or incremental cost resulting from the pledge of the New Shares to the CDCT No. 2 under this Agreement or the transfer of the New Shares to the CDCT No. 2 upon a Payout Event.

     Section 4. Return of Old Shares. Contran agrees to use its best efforts to deliver stock certificates representing the Old Shares to VHC shortly after the delivery of the New Shares to the CDCT No. 2.

     Section 5. Termination. Either party hereto may terminate this Agreement by giving the other party thirty days advance written notice of such termination. On the termination date of this Agreement, Contran shall return the stock certificates representing the New Shares to VHC and the related stock powers that VHC originally tendered to Contran under this Agreement.

     Section 6. Applicable Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the state of Texas, without giving effect to any choice of law or conflict of law provision or rule (whether of the state of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of Texas.

     Executed as of the date first above written.

CONTRAN CORPORATION                       VALHI HOLDING COMPANY



CONTRAN CORPORATION                       VALHI HOLDING COMPANY




By:/s/ Bobby D. O'Brien                   By:/s/ Gregory M. Swalwell
   --------------------------------          -----------------------------------
   Bobby D. O'Brien, Vice President          Gregory M. Swalwell, Vice President